FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. RECEIVES NOTICE OF AMBEV’S PLAN TO TENDER FOR ITS CLASS A AND CLASS B SHARES (INCLUDING ADSs) NOT ALREADY OWNED BY AMBEV OR ITS SUBSIDIARIES”

Quilmes Industrial S.A

84 Grand-Rue  •  Luxembourg

Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

November 9, 2006

Quilmes Industrial (Quinsa) Société Anonyme (“Quinsa”) (NYSE: LQU) announced today that it received notice that the board of directors of Companhia de Bebidas das Américas – AmBev (“AmBev”) has approved a plan to make a voluntary tender offer to purchase any and all Class A shares and Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of Quinsa that are not owned by AmBev or its subsidiaries.  AmBev indicated that, subject to the approval by the Commission de Surveillance du Secteur Financier (the “CSSF”) in Luxembourg, the offer will be made by Beverage Associates Holding Ltd. (“BAH”), a Bahamian corporation and a wholly-owned subsidiary of AmBev, and that BAH will offer US$3.35 per Class A share, US$33.53 per Class B share (US$67.07 per ADS) upon the terms and subject to the conditions to be included in an offer to purchase, as approved by the CSSF.

Quinsa announced that its board of directors would consider the terms of the plan to make an offer communicated to it by AmBev (the “Offer”) and, on or before November 13, 2006, Quinsa and its directors will advise you:

1.	Whether the Company (a) recommends acceptance or rejection of the Offer (if, and when, made); or (b) expresses no opinion and remains neutral toward the Offer (if and when, made); and

2.	The reasons for the position taken by the Company with respect to the Offer (if, and when, made).

The Company requests that you defer making any decision with respect to the Offer until the Company advises you of its position with respect to the Offer.

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Américas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: November 9, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer